Filed Pursuant to Rule 433
Registration Statement No. 333-259205

Key Terms (Subject to Change):
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78016HUW8
Trade Date:	March 15, 2023 (expected)
Issue Date:	March 20, 2023 (expected)
Valuation Date:	March 15, 2024 (expected)
Maturity Date:	March 20, 2024 (expected)
Reference Asset:	S&P 500® Index ("SPX”)
Coupon Payment Dates:	Monthly, beginning in March 2023
Coupon Rate:	[7.25%-8.25%] per annum (to be determined on the Trade Date)
Call Feature:	Not applicable.
Barrier Level:	80% of the Initial Level
Payment at Maturity:
We will pay you at maturity, in addition to the final Coupon, an amount based on the Final Level:
For each $1,000 in principal amount, $1,000, unless the Final Level is less than the Barrier Level.
If the Final Level is less than the Barrier Level, you will lose 1% of the principal amount for each 1% decrease in the level of the Reference Asset.

Initial Level:	The closing level of the Reference Asset on the Trade Date.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Underwriting Discount and Commissions:	1.25% of the principal amount.
Product Characteristics
•	The Notes will pay the fixed Coupon on each Coupon Payment Date, regardless of the performance of the Reference Asset.
•	If the Final Level is greater than or equal to the Barrier Level, the Notes will pay the principal amount plus the final Coupon.
•
If the Final Level is less than the Barrier Level, you will lose 1% of the principal amount of the Notes for each 1% decrease in the level of the Reference Asset. You will also receive the final coupon. You could lose your entire investment.

Hypothetical Scenario Analysis

COUPON PAYMENTS

DETERMINING PAYMENT AT MATURITY

You will lose 1% of the principal amount of your notes for each 1% decrease in the level of the Reference Level.
Investors could lose some or all of their investment at maturity if there has been a decline in the level of the Reference Asset.
Key Product Risks
•
This investment may result in a loss of up to 100% of principal. If the Final Level is less than the Barrier Level, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decrease in the closing level of the Reference Asset from the Trade Date to the Valuation Date.

•	The return potential of the Notes is limited to the Coupons, and you will not participate in any appreciation in the level of the Reference Asset, which may be significant.
•
Although the return on the Notes at maturity will be based on the performance of the Reference Asset, the payment of all amounts due on the Notes is subject to RBC’s credit risk. Investors are dependent on RBC’s ability to pay all amounts due on the Notes.

•	Please see next page for additional risks.

Product Risks
•
Investors could lose all or a substantial portion of their principal amount if there is a decrease in the level of the Reference Asset between the Trade Date and the Valuation Date. If the Final Level on the Valuation Date is less than the Barrier Level, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decrease in the closing level of the Reference Asset from the Trade Date to the Valuation Date. The Coupons received on the Notes on and prior to the Maturity Date may not be sufficient to compensate for any such loss.

•	Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the Notes.
•
The initial estimated value that will be set forth in the final pricing supplement for the Notes is expected to be less than the principal amount, and does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.

•
The Notes will not be listed on any securities exchange. RBC (or its affiliates) may offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the Notes. Sales of the Notes in the secondary market may result in significant losses.

•
RBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging RBC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the Notes.

•
In addition to the level of the Reference Asset, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Asset, the amount of time remaining until maturity of the Notes, the dividend rate on the securities included in the Reference Asset, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Asset, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in this document are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the terms supplement and the “Additional Risk Factors Specific to Your Notes” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes.  This document is only intended to be read together with the preliminary terms supplement and related documents, which may be accessed here.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.